SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: October 28, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc Reports Third Quarter 2002 Financial Results.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: October 28, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc Reports Third
Quarter 2002 Financial Results























                                              Exhibit (a)




Contact:
Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2444
Email: nigel.bell@amarincorp.com

	    AMARIN CORPORATION REPORTS THIRD QUARTER 2002
	                FINANCIAL RESULTS

    Revenues were $14.8 Million and Diluted Earnings per ADS
(excluding one-time charges and a foreign exchange gain)were $0.05

EBITDA (excluding one- time charges and foreign exchange gain) was $3.8 million


     LONDON, United Kingdom, October 28, 2002 -- Amarin Corporation plc NASDAQ: AMRN) today reported total revenues for the third quarter of 2002 of $14.8 million, a decrease of 5% compared with revenue of $15.6 million for the third quarter of 2001. For the quarter, net income (excluding one-time charges and a foreign exchange gain) was $0.63 million, or $0.05 per American Depository Share (ADS, diluted), versus $3.1 million, or $0.28 per ADS (diluted) for the third quarter ended September 30, 2001.

     For the nine months ended September 30, 2002, total revenues increased 29% to $51.6 million, compared with $39.9 million during the same period a year ago. For the first nine months of the year, the Company achieved net income (excluding one-time charges and foreign exchange gains) of $4.8 million and diluted earnings per ADS of $0.41. This compares with net income of $11.1 million and diluted earnings per ADS of $1.01 for the same period last year, during which the company benefited from revenues from Permax (pergolide mesylate tablets) prior to building a sales and marketing infrastructure.

     The Company recorded a foreign exchange gain of $2.4 million, or $0.20 per ADS (diluted), during the third quarter of 2002. This foreign exchange gain arises on the translation of the Group's assets and liabilities from U.K. Pounds Sterling to U.S. Dollars at the end of the quarter.

     During the third quarter, Amarin recognised a one-time charge of $0.5 million relating to the closure costs of its Warren, New Jersey facility. This office will be closed by year-end 2002, and all operations conducted in New Jersey, including the direct marketing of Amarin's Legacy portfolio, will be consolidated in San Francisco. Additionally, a strategic review of the Legacy product portfolio concluded that one of the portfolio products has experienced intense generic competition. As a result, Amarin has taken a one-time charge of $4.65 million relating to inventory write-offs. Amarin continues to experience generic competition across the Legacy product portfolio, resulting in weaker than expected revenues in the third quarter.

     "Revenues from sales of Permax, a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease, were $8.8 million in the third quarter, and continue to be robust, commented Rick Stewart, chief executive officer of Amarin Corporation. "We are pleased with the continued progress of Amarin's specialist neurology sales force, which resulted in increasing demand for Permax during the quarter despite the threat of generic competition and anticipatory inventory adjustments by our customers. The impact of generics on the Legacy portfolio has been disappointing, but we have taken actions to limit the future impact of generic competition on our revenues."

     At the end of the third quarter, Amarin had total assets of $134.3 million, cash of $19.5 million and receivables of $23 million.

     EBITDA (excluding foreign exchange gain and one-time charges) for the quarter was $3.8 million compared to $4.6 million for the same quarter last year and $11.9 million for the nine months to September 2002 compared to $13.9 million for the corresponding nine months of 2001.

     In the first quarter of 2002, Amarin exercised its Permax purchase option and capitalised amounts will be amortised over 15 years. The method of amortisation adopted by Amarin reflects the underlying pattern of operating cashflows generated by the product. The net book value of Permax is reviewed on a quarterly basis to ensure that the net present value of Permax exceeds the net book value of the product.

     As a result of Amarin's acquisition of the exclusive U.S. licensing rights to Permax, the Company expects that the majority of its revenues, costs, assets and liabilities will be U.S. Dollar denominated by the end of 2002. Therefore, it will be appropriate to change the functional currency in which the financial statements are prepared from UK Pounds Sterling to U.S. Dollars. This change will be applied from January 1, 2003 and will eliminate the effect of foreign exchange rates on U.S Dollar amounts from that date forward.

     Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.

                    Amarin Corporation plc
Period Ended 30 September 2002 Selected Data (UK GAAP-UNAUDITED)



INCOME STATEMENT              Three months ended        Nine months ended
                                '30 September            '30 September

                                2001         2002        2001       2002
                               $'000        $'000        $'000      $'000


REVENUE

Licensing & Development Fees     690           919         1,818      2,563
Royalties & Product Sales     14,700        13,904        36,190     49,004
Revenues from discontinued
      business                   191           -           1,907        -
                             _____________________      __________________
Total Revenues                15,581        14,823        39,915     51,567

OPERATING EXPENSES

Direct Costs                   6,231         5,442        14,591    19,744
Inventory write off provision   -            4,654         -        4,654
Research & Development        1,210          1,395        3,112     4,254
Restructuring provision         -              510         -          510
Selling, General &
      Administrative          4,022          4,495        7,609    16,183
Operating expenses from
      discontinued business    (302)          (36)          942      (28)
Amortisation of intangible
      fixed assets            1,244          2,312        2,683      4,972
                             _____________________      __________________
Total Expenses                12,405        18,772       28,937     50,289


OPERATING INCOME/(LOSS) from
      continuing business     2,683         (3,985)        10,013    1,250
OPERATING INCOME from
      discontinued business     493             36            965       28

Interest & Investment income
      received/(paid) (net)      85          (372)            371   (1,046)
Foreign exchange gain            10         2,410               0    5,952

INCOME/(LOSS) BEFORE TAXES    3,271        (1,911)         11,349    6,184
Income Tax expense                  83            209          83      514
Dividends payable                   45             -          134       43

                             _____________________      __________________
NET INCOME/(LOSS) FOR PERIOD  3,143         (2,120)      11,132      5,627
                             _____________________      __________________
                             _____________________      __________________

EARNINGS BEFORE INTEREST,
TAX,DEPRECIATION,AMORTISA-
TION, FOREIGN EXCHANGE AND
ONE-TIME CHARGES              4,589         3,841       13,989     11,933
                             _____________________      __________________
                             _____________________      __________________

WEIGHTED AVERAGE
NUMBER OF DILUTED SHARES
      -Thousands               11,376        11,838      11,085     11,830

INCOME/(LOSS) PER AMERICAN DEPOSITORY SHARE (ADS)
From continuing business         0.24        (0.18)        0.93      0.47
From discontinued business       0.04           -          0.09       -
From net income                  0.28        (0.18)        1.01      0.47



                         SELECTED BALANCE SHEET DATA         $'000

                         Working capital:                    2,779
                         Cash & receivables:                41,541
                         Total assets:                     134,355
                         Long-term obligations:            (55,121)
                         Stockholders' equity:              36,337



